LETTER AGREEMENT

AMG GW&K U.S. Small Cap Growth Fund

Subadvisory Agreement

February 27, 2017

GW&K Investment Management, LLC

222 Berkeley Street

Boston, Massachusetts 02116

Attn: Compliance Officer

Re:	Subadvisory Agreement between AMG Funds LLC (the “Adviser”) and GW&K Investment Management, LLC (the “Subadvisor”), dated as of June 30, 2016, and as amended from time to time (the “Subadvisory Agreement”)

Ladies and Gentlemen:

Pursuant to Section 8 of the Subadvisory Agreement, the Adviser hereby notifies you that Schedule A to the Subadvisory Agreement is amended, effective as of the date hereof, to reflect a revised subadvisory fee (the “New Subadvisory Fee”) that has been agreed to by the Adviser and the Subadvisor with respect to AMG GW&K U.S. Small Cap Growth Fund, a series of AMG Funds IV (the “Trust”). Attached as Appendix A is an amended and restated Schedule A to the Subadvisory Agreement setting forth the annual fee that the Adviser will pay the Subadvisor pursuant to Section 3 of the Subadvisory Agreement.

Please acknowledge your agreement to the New Subadvisory Fee as set forth on Appendix A by executing this letter agreement in the space provided below and then returning it to the undersigned.

Sincerely,

AMG Funds LLC

By:
Name: Keitha L. Kinne
Title: Chief Operating Officer

ACKNOWLEDGED AND ACCEPTED

GW&K Investment Management, LLC

By:
Name:
Title:
Date:

Appendix A

AMENDED AND RESTATED

SCHEDULE A

AMG GW&K U.S. SMALL CAP GROWTH FUND

(formerly, ASTON Small Cap Fund)

As compensation for the services enumerated herein, the Adviser will pay the Subadvisor a fee with respect to the Allocated Assets, which shall be calculated and payable monthly in arrears based on the average daily net assets of the Fund in an amount equal to an annual rate of [ ]%.

The fees payable pursuant to Section 2(a) shall be reduced by an amount equal to the sum of: (i) 50% of any investment advisory fees waived by the Adviser pursuant to an expense limitation or reimbursement agreement with the Fund, (ii) 50% of any reimbursement of Fund expenses by the Adviser pursuant to an expense limitation or reimbursement agreement with the Fund, and (iii) the Specified Percentage (as defined below) of any payments made by the Adviser to third parties that provide distribution, shareholder services or similar services on behalf of the Fund; provided that such fee shall equal an annual rate of [ ]% with respect to the Allocated Assets if average monthly net assets exceed $625 million. If the foregoing calculation results in a negative amount, such amount shall be payable by the Subadvisor to the Adviser within 30 days of receipt of notice from the Adviser, which notice shall include the basis for the calculation.

The Specified Percentage means the rate set forth in the table below, which percentage shall be determined monthly based on average monthly net assets of the Fund. If average monthly net assets exceed a Trigger Level, the Subadvisor is responsible for the Specified Percentage for that level for as long as the Fund’s average monthly net assets remain in the corresponding Asset Range. If the Fund’s average monthly net assets fall below the Asset Range corresponding to a Trigger Level, then the Specified Percentage shall be the rate corresponding to the new Asset Range, and such Specified Percentage would decrease only if the applicable higher Trigger Level is reached.

Trigger Level (Average Monthly Net Assets	Asset Range (Average Monthly Net Assets)	Specified Percentage
$0	Less than $500 million	50%
$525 million	$500 million to $550 million	40%
$575 million	$550 million to $600 million	25%
$625 million	$600 million and higher	None